                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



   As of March 31, 2001 and for the period April 10, 2000 (date of inception)
                                to March 31, 2001


                         Commission File No.: 333-37440




                               HealthStream, Inc.
                          Employee Stock Purchase Plan
                              (Full title of plan)






                               HealthStream, Inc.
                        209 10th Avenue South, Suite 450
                           Nashville, Tennessee 37203
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS




Report of Independent Auditors..............................................1

Statement of Financial Condition as of March 31, 2001.......................2

Statement of Change in Plan Equity for the period April 10,
     2000 (date of inception) to March 31, 2001.............................3

Notes to Financial Statements...............................................4

Exhibit 23 - Consent of Independent Auditors..............................E-1

                         Report of Independent Auditors


Compensation Committee of the Board of Directors
HealthStream, Inc. Employee Stock Purchase Plan

We have audited the accompanying statement of financial condition of the HealthStream, Inc. Employee Stock Purchase Plan as of March 31, 2001 and the related statement of change in plan equity for the period April 10, 2000 (date of inception) to March 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the HealthStream, Inc. Employee Stock Purchase Plan at March 31, 2001 and the change in plan equity for the period April 10, 2000 (date of inception) to March 31, 2001, in conformity with accounting principles generally accepted in the United States.




Nashville, Tennessee
June 18, 2001

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                 HealthStream, Inc. Employee Stock Purchase Plan

                        Statement of Financial Condition

                                                                 MARCH 31,
                                                                   2001
                                                               ------------
ASSETS
   Receivable from HealthStream, Inc.                          $         --
                                                               ============

LIABILITIES
   Obligations to purchase HealthStream, Inc. common stock               --
   Plan equity                                                           --
                                                               ------------
Total liabilities and Plan equity                              $         --
                                                               ============

See accompanying notes.

                 HealthStream, Inc. Employee Stock Purchase Plan

                       Statement of Change in Plan Equity

                                                          PERIOD FROM
                                                      APRIL 10, 2000 (DATE
                                                        OF INCEPTION) TO
                                                            MARCH 31,
                                                              2001
                                                           ---------
Participant contributions                                  $ 143,029
Purchases of HealthStream, Inc. common stock                 (56,956)
Withdrawals                                                  (43,840)
Amounts refunded to Plan participants                        (42,233)
                                                           ---------

Plan equity at end of year                                 $      --
                                                           =========


See accompanying notes.

                 HEALTHSTREAM, INC. EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 2001

1. DESCRIPTION OF THE PLAN

The following is a brief description of the HealthStream, Inc. Employee Stock Purchase Plan ("the Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

In February 2000, the Board of Directors of HealthStream, Inc. (the "Company") adopted the HealthStream, Inc. Employee Stock Purchase Plan (the "Plan"). The Plan was effective beginning with the initial public offering of HealthStream, Inc. common stock on April 10, 2000. In connection with the plan, 1,000,000 shares have been reserved for issuance.

PLAN YEAR

The Plan year begins on the first trading day of HealthStream, Inc. common stock or April 1 and ends on March 31.

ELIGIBILITY

Substantially all regular employees of the Company and its subsidiaries are eligible to participate in the Plan upon completion of 30 days of employment prior to the beginning of each Plan year.

An employee may choose to withdraw from the Plan at any time prior to 15 days prior to the end of the Plan year. Participants that terminate employment with the Company prior to the end of the Plan year are not eligible to remain in the Plan. Upon termination or withdrawal any accumulated contributions are returned to the employee.

CONTRIBUTIONS

The Plan permits eligible employees to contribute not less than $50 per month and not more than 15% of wages and salary through regular payroll deductions on an after tax basis. Employees are also allowed to make one lump sum contribution during each Plan year. In addition to the above limits, the number of shares acquired by each individual participant is limited to 2,500 shares per Plan year.

The Company holds contributions until the end of the Plan year, at which point common stock of the Company is purchased and distributed to the contributing participants. All funds held by the Company under the Plan are included in the general assets of the Company.

                 HEALTHSTREAM, INC. EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received 30 days prior to the beginning of the Plan year.

STOCK PURCHASE PROVISIONS

On the first day of each Plan year (the first trading day or April 1), participants in the Plan are granted the option to purchase shares of the Company's common stock from the Company. On the last day of each Plan year (March 31), the Company uses participant contributions, net of refunds, to purchase shares of the Company's common stock for the participant. Such stock is immediately distributed to Plan participants. Contributions that exceed the Plan provisions or the Internal Revenue Code limits are refunded to participants. The purchase price per share to the participant is equal to 85% of the market value, as defined in the Plan, of the Company's common stock on the first or last day of the Plan year, whichever amount is lower. The fair market value of the stock acquired through the Plan by any one participant cannot exceed $25,000 in one calendar year as dictated by the Internal Revenue Code Section 423.

At March 30, 2001, the last trading day prior to the Plan year end, the Company's closing stock price was $1.25. Accordingly, the Plan, on behalf of the participants, purchased 53,606 shares of the Company's common stock at $1.0625 (85% of $1.25) on April 2, 2001 with an effective date of March 31, 2001.

Shares purchased by the Plan on behalf of the participants are transferred into a brokerage account in the employee's name. There are 946,394 shares remaining available for issuance under the Plan.

PLAN TERMINATION

Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Stock purchase transactions in process at the time of such termination cannot be modified or canceled without the written consent of the participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

                 HEALTHSTREAM, INC. EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in Plan equity during the reporting period. Actual results may differ from those estimates and the differences could be material.

PLAN ADMINISTRATION

The Plan is administered by the Compensation Committee of the Company's Board of Directors, which consists of three non-employee directors.

PLAN EXPENSES

Administrative expenses of the Plan are paid by the Company.

3. FEDERAL INCOME TAXES

The Plan is intended to be an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 ("the Code"). Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) of the HealthStream, Inc. Employee Stock Purchase Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    HEALTHSTREAM, INC.
                                    EMPLOYEE STOCK PURCHASE PLAN
                                    By:      Arthur E. Newman



Date: June 20, 2001                 By: /S/ Arthur E. Newman
                                        ----------------------------------------
                                             Name: Arthur E. Newman
                                                   -----------------------------
                                             Title: Chief Financial Officer
                                                    ----------------------------